                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                               ------------------

                                    FORM 11-K

                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

        For the fiscal year ended December 31, 1999

                                       OR

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934.

        For the transition period from ___________ to ________________

                        Commission file number 000-19147

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           COVENTRY HEALTH CARE, INC.

                             RETIREMENT SAVINGS PLAN

                         6705 Rockledge Drive, Suite 900

                               Bethesda, MD 20817

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           COVENTRY HEALTH CARE, INC.

                         6705 Rockledge Drive, Suite 900

                               Bethesda, MD 20817


                              REQUIRED INFORMATION


1)      Financial Statements and Schedules (and Notes thereto)

2)      Consent of Independent Accountants to Incorporation By Reference
(attached)

                                   SIGNATURES

        Coventry Health Care, Inc. Retirement Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.



                              COVENTRY HEALTH CARE, INC.

                              RETIREMENT SAVINGS PLAN

Date:  June 28, 2000

                              By: /s/ DALE B. WOLF
                                  ---------------------------
                                  Dale B. Wolf, Plan Administrator

                              By: /s/ HARVEY C. DEMOVICK, JR.
                                  ---------------------------
                                  Harvey C. DeMovick, Jr., Plan Administrator

                COVENTRY HEALTH CARE, INC. RETIREMENT SAVINGS PLAN

                FINANCIAL STATEMENTS
                AS OF DECEMBER 31, 1999 AND 1998
                TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of the
Coventry Health Care, Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Coventry Health Care, Inc. Retirement Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                              /s/ ARTHUR ANDERSEN LLP


Baltimore, Maryland
June 26, 2000

               COVENTRY HEALTH CARE, INC. RETIREMENT SAVINGS PLAN

                                TABLE OF CONTENTS

                                                                               PAGE
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
      As of December 31, 1999 and 1998                                            1

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
      For the Year Ended December 31, 1999                                        2

NOTES TO FINANCIAL STATEMENTS AND SCHEDULE
      As of December 31, 1999 and 1998                                            3

ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
      As of December 31, 1999                                                     8


SCHEDULES OMITTED BECAUSE THERE WERE NO SUCH ITEMS
      As of and for the Year Ended December 31, 1999:

                    ITEM 27(b) - SCHEDULE OF LOANS OF FIXED INCOME OBLIGATIONS

                    ITEM 27(c) - SCHEDULE OF LEASES IN DEFAULT OR CLASSIFIED AS
                      UNCOLLECTIBLE

                    ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS

                    ITEM 27(e) - SCHEDULE OF NONEXEMPT TRANSACTIONS

               COVENTRY HEALTH CARE, INC. RETIREMENT SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 1999 AND 1998

                                                                      1999                1998
                                                            -------------------------------------------
     ASSETS:
              Investments                                          $75,676,372           $73,550,246
              Receivables:
                       Participant contributions                       266,742               171,296
                       Employer contributions                          137,532                98,386
                       Interest, dividends and other                    14,483                14,919
                                                            -------------------------------------------
              Total receivables                                        418,757               284,601
                                                            -------------------------------------------
          Total assets available for benefits                       76,095,129            73,834,847
                                                            -------------------------------------------

     LIABILITIES:
              Excess contributions payable                               3,897                 3,439
                                                            ------------------------------------------
     NET ASSETS AVAILABLE FOR BENEFITS                             $76,091,232           $73,831,408
                                                            ==========================================




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



               COVENTRY HEALTH CARE, INC. RETIREMENT SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1999

  ADDITIONS:
      Additions to net assets attributed to-
         Investment income:
             Interest and dividends                                  $    512,236
             Net appreciation in fair value of investments              3,086,649
             Net investment income in pooled separate accounts          4,808,309
                                                                     ------------
         Total investment income                                        8,407,194
                                                                     ------------
         Contributions:
             Participants                                               8,099,251
             Employer, net of forfeitures                               3,444,565
                                                                     ------------
         Total contributions                                           11,543,816
                                                                     ------------
      Total additions                                                  19,951,010
                                                                     ------------
  DEDUCTIONS:
      Deductions from net assets attributed to-
             Benefits paid to participants                            (17,308,292)
             Administrative expenses                                     (382,894)
                                                                     ------------
      Total deductions                                                (17,691,186)
                                                                     ------------
      Net increase                                                      2,259,824

  NET ASSETS AVAILABLE FOR BENEFITS:
      Beginning of year                                                73,831,408
                                                                     ------------
      End of year                                                    $ 76,091,232
                                                                     ============

               COVENTRY HEALTH CARE, INC. RETIREMENT SAVINGS PLAN

                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULE
                        AS OF DECEMBER 31, 1999 AND 1998



1.      PLAN DESCRIPTION:

The following description of the Coventry Health Care, Inc. Retirement Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

GENERAL

Coventry Health Care, Inc. and subsidiaries (the "Company") adopted a savings plan and trust effective April 1, 1998. The Plan is a defined contribution plan established by Coventry Health Care, Inc. under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. All employees of the Company are automatically enrolled to participate in the Plan upon commencement of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Effective April 1, 1998, Coventry Health Care, Inc. (formerly "Coventry Corporation") completed its acquisition of certain health plans of Principal Health Care, Inc. ("PHC") from Principal Life Insurance Company.

The Plan commenced operations on April 1, 1998. Effective October 1, 1998, the Plan was merged with the Coventry Corporation Retirement Savings Plan (the "Former Plan") and substantially all of the assets of the Former Plan, totaling approximately $48.4 million, were transferred to the Plan. All employees that were participants under the Former Plan became participants in the Plan on October 1, 1998.

PLAN ADMINISTRATION

Under a trust agreement dated March 13, 1998, the Bankers Trust Company was appointed trustee for the Plan. The Plan is administered by an employee benefits committee, which is appointed by the Board of Directors of the Company.

CONTRIBUTIONS

Eligible employees can contribute an amount up to 15 percent of compensation, as defined by the Plan, subject to certain limitations under the IRC. In addition, the Company provides a matching contribution equal to 100 percent of each participant's contribution up to a maximum of 3 percent of compensation, and 50 percent of each participant's contribution in excess of 3 percent up to a maximum of 6 percent of



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


compensation considered, for a maximum matching contribution of 4.5 percent of eligible Plan compensation. Company matching contributions are invested in the Company's common stock.

VESTING

Participants are fully vested in their contributions and the earnings thereon. Vesting in employer matching contributions is based on years of service. Employer matching contributions for participants who were covered under the Former Plan are subject to the vesting schedules of the Former Plan in effect until April 1, 1998. For former PHC employees, if the employment date was before July 1, 1997, participants are fully vested in their employer matching contributions. If the employment commencement date with PHC occurred on or after July 1, 1997, but before April 1, 1998, a participant vests in their employer matching contributions according to the following schedule:

               Less than one year                           0%
               One year or more                           100%

If the employment commencement date with the Company occurs on or after April 1, 1998, a participant vests in their employer matching contributions according to the following schedule:

               Less than one year                          0%
               One year                                   50%
               Two years or more                         100%

BENEFITS

Upon termination of service, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account. The form of payment is a lump-sum distribution.

PARTICIPANT ACCOUNTS

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching contributions, as well as the participant's share of the Plan's income and any related administrative expenses. Allocations are based on the proportion that each participant's account balance has to the total of all participants' account balances.

PARTICIPANT LOANS

A participant may borrow a maximum of the lesser of $50,000 or 50 percent of his or her vested account balance with a minimum loan amount of $500. Loans are repayable through payroll deductions over periods ranging up to five years. The interest rate is determined by the plan administrator based on prevailing market rates available for similar loans from commercial lending institutions and is fixed over the life of the note. The loans are secured by the balance in the participant's account and bear interest at rates that range from 7 percent to 11 percent.

FORFEITURES

During 1999, $897,228 in forfeited non-vested accounts were used to reduce employer contributions. As of December 31, 1999 and 1998, forfeited non-vested accounts available to reduce future employer contributions totaled $5,684 and $475,972, respectively.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

New Accounting Pronouncement

In 1999, the Accounting Standards Executive Committee issued Statement of Position ("SOP") 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters", which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. The SOP was adopted for the 1999 financial statements, and as such, the 1998 financial statements have been reclassified to eliminate the participant-directed fund investment program disclosures.

INCOME RECOGNITION

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

INVESTMENT VALUATION

Investments of the Plan are stated at fair market value based on quoted market prices or quoted net asset values on the last business day of the Plan year. Participant loans are valued at cost, which approximates fair value.

3.      INVESTMENTS:

The values of individual investments that represent 5 percent or more of the Plan's net assets as of December 31, 1999 and 1998, are as follows:

                                                                    1999                  1998
                                                                ------------          ------------
      Principal Money Market Separate Account                    $4,316,202            $5,056,207
      Principal Bond & Mortgage Separate Account                          *             4,147,727
      Principal Stock Index 500 Separate Account                 17,850,922            17,362,543
      Principal Medium Company Value Separate Account                     *             3,796,865
      Vanguard Asset Allocation Fund                              8,675,883            10,199,888
      Vanguard Growth & Income Fund                               8,751,378             7,533,397
      Vanguard PRIMECAP Fund                                      5,037,334                     *
      Vanguard U.S. Growth Fund                                   4,744,181             3,897,470
      Coventry Health Care, Inc. Common Stock                     6,240,813             5,237,377

*Investment represents less than 5% of the Plan's net assets for the period presented.

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $7,894,958 as follows:

      Pooled separate accounts                                           $4,808,309
      Mutual funds                                                        4,912,346
      Common stock                                                       (1,825,697)
                                                                        ------------
                                                                         $7,894,958
                                                                        ============

4.      RELATED-PARTY TRANSACTIONS:

Certain of the Plan's administrative functions are performed by Principal Life Insurance Company ("PLIC"). In addition, certain Plan investments are shares of pooled separate accounts managed by PLIC. Therefore, transactions with PLIC qualify as party-in-interest transactions. Fees paid by the Plan for PLIC's investment management services and administrative fees amounted to $362,765 for the year ended December 31, 1999.

5.      TAX STATUS:

The Plan has not yet received a determination letter from the Internal Revenue Service stating that the Plan, as designed, is in compliance with the applicable requirements of the Internal Revenue Code. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.       PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their account balances.

Schedule I

               COVENTRY HEALTH CARE, INC. RETIREMENT SAVINGS PLAN

          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1999

   IDENTITY OF ISSUE,
 BORROWER, LESSOR, OR               DESCRIPTION OF
     SIMILAR PARTY                    INVESTMENT                            COST                      CURRENT VALUE
---------------------------      ---------------------                ----------------            ---------------------
  PRINCIPAL LIFE
     INSURANCE
     COMPANY:*
        Guaranteed
          Interest
          Accounts                   Fixed income fund                  $1,057,458                     $1,009,269
        Money Market
          Separate
          Account                    Money market                        4,142,605                      4,316,202
        Government
          Securities
          Separate                   U.S. government
          Account                    bond fund                             812,986                        823,982
        Bond & Mortgage
          Separate
          Account                    Fixed income fund                   3,349,400                      3,371,339
        Stock Index 500
          Separate Account           Equity mutual fund                 13,606,774                     17,850,922
        Medium
          Company
          Value
          Separate
          Account                    Equity mutual fund                  2,662,577                      2,568,516
        Small Company
          Blend Separate
          Account                    Equity mutual fund                  1,134,660                      1,241,898
        Small Company
          Growth
          Separate
          Account                    Equity mutual fund                  1,327,583                      2,021,812
        International
          Stock Separate
          Account                    Equity mutual fund                  2,649,794                      3,419,074

  NEUBERGER &
     BERMAN GENESIS
     TRUST                           Equity mutual fund                    814,188                        847,715

  T. ROWE PRICE MID-
     CAP GROWTH FUND                 Equity mutual fund                  3,002,933                      3,790,079

  VANGUARD ASSET
     ALLOCATION FUND                 Mixed mutual fund                   8,723,189                      8,675,883

  VANGUARD GROWTH &
     INCOME FUND                     Equity mutual fund                  6,981,155                      8,751,378

  VANGUARD
     PRIMECAP FUND                   Equity mutual fund                  3,845,406                      5,037,334

  VANGUARD
     U.S. GROWTH FUND                Equity mutual fund                  3,969,553                      4,744,181

  COVENTRY HEALTH
     CARE, INC.
     COMMON STOCK*                   Common stock                        7,745,270                      6,240,813

  PARTICIPANT LOANS*                 Maturing at
                                     various dates;
                                     interest rates
                                     ranging from
                                     7.00% to 11.00%                       965,975                        965,975
                                                                     --------------                   ------------
                                                                       $66,791,506                    $75,676,372
                                                                     =============================================

                              * Party-in-interest

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the Company's previously filed Registration Statements on Form S-8 (File No. 333-36735, File No. 333-39581, and File No. 333-75615).

                                                         /s/ ARTHUR ANDERSEN LLP


Baltimore, Maryland
June 26, 2000